Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

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The following is a joint press release of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. issued on November 2, 2005.

Contact:	Jennifer Cook Williams Senior Director, Investor Relations Corgentech Inc. 650-624-9600 investors@corgentech.com

ALGORX AND CORGENTECH TO WEBCAST PRESENTATIONS FROM

TWO UPCOMING INVESTOR CONFERENCES

SECAUCUS, NJ AND SOUTH SAN FRANCISCO, CA, November 2, 2005 – AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. (Nasdaq: CGTK), today announced that John P. McLaughlin, Corgentech’s chief executive officer, has been invited to present at two upcoming investor conferences. Each of the presentations will be webcast live and will also have replays that will be accessible through the Corgentech website. Following is the schedule of presentations:

•	November 7, 2005, 3:10 p.m. EST: Rodman and Renshaw Techvest 7th Annual Healthcare Conference
•	November 8, 2005, 4:30 p.m. EST: CIBC World Markets Healthcare Conference

To access the live webcast or the subsequent archived recording, log on to www.corgentech.com and go to the Investors page, and click on Webcasts. Please connect to Corgentech’s website several minutes prior to the start of the webcast to ensure adequate time for any software download that may be necessary.

Corgentech and private company, AlgoRx Pharmaceuticals, Inc., recently announced that they have signed a definitive agreement to merge and create a late-stage company that will be focused on developing and commercializing products for pain management and inflammation.

About AlgoRx

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which is in Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is soon to enter the clinic. AlgoRx is based in Secaucus, NJ. For more information on the company and its technologies, please visit www.algorx.com.

About Corgentech

Corgentech is a biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech is based in South San Francisco, CA. For more information on the company and its technologies, please visit www.corgentech.com.